Mail Stop 3561
						December 22, 2005

Bruce Bendell
Chairman, President, Chief Executive Officer,
      and Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY 11101

Re:	The Major Automotive Companies, Inc.
Amendment No. 1 to Preliminary Transaction Statement on Schedule
13E-
3
Filed December 16, 2005
File No. 5-54143
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed December 16, 2005
File No. 0-29182

Dear Mr. Bendell:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Please refer to comment 29 in our letter dated December 15, 2005.
We have reviewed the materials you have provided in response to this comment and, as previously requested, believe that you should file the materials as an exhibit to the Schedule 13E-3 as these materials appear to be materially related to the transaction.

Schedule 14A

Summary Term Sheet, page i
2. You have included on pages ii-iii disclosure on the effects of the reverse stock split. Please provide a similar disclosure on the effects of the forward stock split that immediately follows so that readers can appreciate why you are recommending that they vote in favor of effectuating it.

Special Factors, page 1

Purpose of the Transaction, page 1
3. You mention that the Company`s inability to take advantage of the benefits of being a public company is due to the limited liquidity and low market price of your common stock. Please revise this discussion to address briefly how the limited liquidity and low market price of your common stock arose so that shareholders can appreciate whether or not the benefits of being a public company were accessible to you at any point in the company`s history.

Alternatives to the Transaction, page 1
4. Please refer to comment 21 in our letter dated December 16, 2005.
We note that you prepared a number of memoranda describing to your board various methods by which you could go private. Please elaborate on the methods the memoranda considered and provide the reasons why each was rejected in favor of your present method, if different from what you have already disclosed.
Fairness of the Transaction, page 8
5. Please refer to comment 40 in our letter dated December 16, 2005.
We note your reference to Liquidation Value in the context of your discussion of Going Concern Value where you indicate that liquidation value is "unlikely to equal or exceed to going concern value." Please revise to provide the basis for your belief.
6. See the discussion that appears under Going Concern Value. We note your indication in the first sentence of this discussion that the Special Committee "considered the going concern value" of the Company, however, the balance of this discussion would appear to indicate that the Special Committee relied upon Empire`s analysis of going concern and did not conduct their own. If the Special Committee did not independently analyze this factor in support of their fairness determination, they must, in the alternative, expressly adopt the analysis of Empire. This comment also applies to the discussion under Book Value. Please revise.
Annex D.  Fairness Opinion of Empire Valuation Consultants, LLC
7. Please refer to comment 59 in our letter dated December 16, 2005.
We note Empire`s explanation why it considers limiting reliance of shareholders on its opinion to be appropriate. However, we are still inclined to the view that the present disclaimer by Empire regarding shareholders` right to rely on its fairness opinion is inappropriate and, therefore, should be deleted. Alternatively, you must add an explanation clarifying the following in the proxy statement:

* the basis for Empire`s belief that your shareholders cannot rely on its opinion, including whether it intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

* whether the governing state law has addressed the availability of such a defense to Empire in connection with such shareholder claim, and if not, please add a statement that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

* that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of your board of directors under governing state law, or the rights and responsibilities of the board or Empire under the federal securities laws.

* * * * *


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or Mara Ransom, Special Counsel, Office of Mergers and
Acquisitions, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

								Sincerely,


								H. Christopher Owings
								Assistant Director



cc:	Mark F. Coldwell, Esq.
	Littman Krooks LLP
	Fax:  (212) 490-2990


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Bruce Bendell
The Major Automotive Companies, Inc.
December 22, 2005
Page 1